UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-35560

CUSIP Number: 45236204

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ImmunoCellular Therapeutics, Ltd.

Full Name of Registrant

Optical Molecular Imaging, Inc.; Patco Industries, Ltd.; Redwing Ventures, Inc.; Redwing Ventures Corp.; Redwing Capital Corp.

Former Name if Applicable

30721 Russell Ranch Road, Suite 140

Address of Principal Executive Office (Street and Number)

Westlake Village, California 91362

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

ImmunoCellular Therapeutics, Ltd. (the “Company”) was unable to complete its report on Form 10-Q for the period ended September 30, 2017 (the “Quarterly Report”) prior to the filing deadline for the Quarterly Report on November 14, 2017, as the result of the need to complete final quarterly closing procedures, financial statement preparation and disclosures in light of its recently completed public offering of convertible preferred stock and related warrants to purchase convertible preferred stock, which closed on July 20, 2017. As a consequence of the efforts dedicated to the public offering, the Company could not finalize its financial statement preparation and disclosures for the period ended September 30, 2017 without unreasonable effort and expense.

The Company currently anticipates filing its Quarterly Report on Form 10-Q within the period permitted by the rule.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Fractor (Name)	818 (Area Code)	264-2303 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Quarterly Report the following operating results for the three months ended September 30, 2017:

Net Loss. The Company expects to report a net loss of $3.9 million for the three months ended September 30, 2017, compared to $4.8 million for the three months ended September 30, 2016. The decrease in net loss is primarily due to a decrease in research and development expenses related to the suspension of the Company’s phase 3 registration trial of ICT-107.

Total Comprehensive Loss. The Company expects to report a total comprehensive loss of $6.1 million for the three months ended September 30, 2017, compared to $4.8 million for the three months ended September 30, 2016. The comprehensive loss for the three months ended September 30, 2017, includes the net loss from above and a deemed dividend and the accretion of original issue discount on the convertible preferred stock issued as part of the July 2017 financing. There were no corresponding charges during the three months ended September 30, 2016.

Revenues. The Company expects to report that it did not have any revenue during the three months ended September 30, 2017 and the three months ended September 30, 2016.

Expenses. The Company expects to report research and development expenses for the three months ended September 30, 2017 of $2.8 million, compared to $4.6 million for the three months ended September 30, 2016. The decrease is primarily due to decreased expenses related to the suspension of the Company’s phase 3 registration trial of ICT-107. The Company also expects to report general and administrative expenses for the three months ended September 30, 2017 of $1.1 million, compared to $900,000 for the three months ended September 30, 2016.

Forward-Looking Statements

Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Company’s anticipated financial results and condition and the estimated timing for the filing of the Company’s Quarterly Report. Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Company’s inability to complete the work required to file the Quarterly Report in the timeframe that is anticipated or due to unanticipated changes being required in its reported operating results; risks related to the Company’s ability to finalize the financial statements to be included in the Quarterly Report, including those related to the need to complete the Company’s internal review and the performance of the requisite procedures by our independent registered public accounting firm; as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2017. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification.

ImmunoCellular Therapeutics, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2017	By:	/s/ David Fractor
Name: David Fractor
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).